UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1-U

CURRENT REPORT PERSUANT TO REGULATION A

Date of Report (Date of earliest reported): January 11, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road, North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Items

On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Resolution Summary: The Board of Directors of Music Licensing, Inc., has passed a unanimous resolution authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024.

Exhibit No.	Description
Exhibit 573	Board Resolution.01.11.24.pdf

Forward-Looking Statements

this release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: January 19, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

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